December 20, 2017

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

Attn: Alison White

100 F Street, N.E.

Washington, DC 20549

Capitol Series Trust (the “Registrant”)

SEC File No. 811-22895

Dear Ms. White:

Below please find our responses to your comments with respect to the Registrant’s Post-Effective Amendment 39 (“PEA No. 39”) to its Registration Statement on Form N-1A (“Registration Statement”), as filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 6, 2017 (accession number 0001193125-17-305958), for the purpose of registering two new series of the Trust, the Fuller & Thaler Behavioral Small-Cap Growth Fund (the “Small-Cap Growth Fund”) and the Fuller & Thaler Behavioral Mid-Cap Value Fund (the “Mid-Cap Value Fund” and together the “New Fuller & Thaler Funds”), in a combined registration statement with the Fuller & Thaler Behavioral Small-Cap Equity Fund (the “Small-Cap Equity Fund” and collectively, the “Fuller & Thaler Funds”). PEA No. 39 is scheduled to become effective with the SEC pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on December 20, 2017.

Prospectus

Comment 1.    Please update the fund series and class id listings on EDGAR with the appropriate Ticker symbols for the New Fuller & Thaler Funds when available.

Response:    The requested change has been incorporated on EDGAR.

Comment 2.    Please provide the completed fees and expenses table for the Small-Cap Equity Fund prior to the effective date of PEA No. 39. This information can be provided directly to the examiner via email.

Ultimus Fund Solutions, LLC  |  225 Pictoria Drive, Suite 450  |  Cincinnati, OH 45246  |  513.587.3400  |  fax 513.587.3450

www.ultimusfundsolutions.com

Response:    The requested information has been provided and has been incorporated into the Fuller & Thaler Funds’ prospectus.

Comment 3.     In the section titled “Management of the Fund – Portfolio Managers,” per N-1A instructions for Item 5, please limit the disclosure of Frederick Stanske to name, title and length of service. Additional information may be disclosed in Item 10 of the registration statement. This comment applies to all Funds.

Response:    The requested change has been incorporated.

Comment 4.    In the section titled “Principal Investment Strategies,” with regard to the Small-Cap Growth Fund, the Adviser seeks to identify market situations that indicate investor under-reaction; in contrast, with regard to the Mid-Cap Value Fund, the Adviser seeks to identify market situations that indicate investor over-reaction, while the Adviser seeks to identify market situations that indicate both investor over-reaction and under-reaction with regard to the Small-Cap Equity Fund. Please explain in your response why over-reaction or under-reaction is targeted or more important for implementing a particular Fund’s principal investment strategy and consider adding additional disclosure to each Fund’s Principal Investment Strategies, as appropriate.

Response:    Fuller & Thaler believes that its over-reaction investment process which looks at investor over-reaction to bad news and losses may present opportunities in typically value-oriented stocks. Similarly, Fuller & Thaler believes that its under-reaction investment process which looks at investor under-reaction to good news may present opportunities in typically growth-oriented stocks. The disclosures have been updated to reflect this.

Comment 5.    In the following sentence in the Small-Cap Growth Fund’s and Mid-Cap Value Fund’s Behavioral Strategy Risk in each Fund’s respective Principal Investment Risks section, please update the reference to over-reaction or under-reaction specific to each Fund’s Principal Investment Strategy for utilizing an approach that identifies over-reaction or under-reaction.

In order to take advantage of behavioral biases, Fuller & Thaler generally focuses on certain markers of possible over- and under-reaction.

Response:     The referenced sentence in Behavioral Strategy Risk in the Small-Cap Growth Fund’s and Mid-Cap Value Fund’s respective Principal Investment Risks section has been modified accordingly to align with each Fund’s Principal Investment Strategy.

Comment 6.     In the third to last paragraph under the sub-heading “Additional Information” in the section titled “How to Redeem Shares” the disclosure states, “Readily marketable securities may include illiquid securities, which may take a while for the redeeming shareholder to sell.” Please explain how readily marketable securities may include illiquid securities.

Response:    The disclosure has been replaced with the following:

Marketable securities are assets that are regularly traded or where updated price quotations are available. Illiquid securities are investments that the Fund reasonably expects cannot be sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the investment. Certain illiquid securities may be valued using estimated prices from one of the Trust’s approved pricing agents.

Comment 7.     In the section titled “Past Performance of the Adviser,” please consider either using lower case or define on the first use “Past Performance.” Please also confirm in your response that the Funds have the records necessary to support the calculation of performance as required by Section 204-2(a)(16) of the Investment Advisers Act of 1940.

Response:     The requested modification with regard to “Past Performance” has been included. The Registrant confirms that the Adviser maintains the records necessary to support the calculation of performance as required by Section 204-2(a)(16) of the Investment Advisers Act of 1940.

Comment 8.    In the first paragraph of the section titled “Past Performance of the Adviser,” the next to the last sentence states, “The investment objectives, policies and restrictions of the Small-Cap Growth Fund and the Mid-Cap Value Fund are substantially similar to those of the accounts included in the Adviser’s Small-Cap Growth Strategy Composite and the Adviser’s Small-Cap Value Strategy Composite, respectively, except that the Mid-Cap Value Fund is expected to have stocks with higher market capitalizations than the Small-Cap strategy.” Given the difference in market capitalizations, it is unclear how the performance composite of the small-cap strategy can be substantially similar to the Mid-Cap Value Fund. Please remove the small-cap value strategy performance composite or alternatively, provide a detailed analysis with numbers as to why they are substantially similar.

Response:    The small-cap value strategy performance composite has been removed from the Funds’ prospectus.

Comment 9:    In the third paragraph of the section titled “Past Performance of the Adviser,” wherein it discloses that all returns presented deduct the Adviser’s actual fee as well as brokerage commissions and execution costs of the composite accounts, please confirm the prior performance presentation reflects all actual fees and expenses, including sales loads, if any, of the composite accounts.

Response:     The Adviser confirms that the prior performance presentation reflects all actual fees and expenses, including sales loads, if any, of the composite accounts.

Comment 10.    In the third sentence of the last paragraph of the section titled “Past Performance of the Adviser,” please state who conducted the verification and what type of verification was conducted. In addition, pursuant to Section 436 of the Securities Act of 1933, please include the appropriate consent from the entity providing verification as an exhibit to Part C of the registration statement.

Response:      The following information has been added immediately following the third sentence of the last paragraph of the section titled “Past Performance of the Adviser”: ACA Performance Services, LLC provided the verification for the periods January 1, 1992 through March 31, 2016 and January 1, 2017 through June 30, 2017. Ashland Partners & Company, LLP provided the verification for the period March 31, 2016 through December 31, 2016. On June 28, 2017, ACA Performance Services, LLC acquired the investment performance service business of Ashland Partners & Company, LLP.

The Registrant also confirms that the appropriate consent will be included as an exhibit to Part C of the registration statement.

Comment 11.     In the Net Annual Calendar Year Returns tables presented for the small-cap growth strategy composite and the small-cap value strategy composite in the section titled “Past Performance of the Adviser,” please revise the column heading for “small-cap growth returns” and “value equity returns” to reflect that the returns presented are composite returns.

Response:     The requested change has been incorporated to reflect a column heading of “small-cap growth returns composite” in the Net Annual Calendar Year Returns table for the small-cap growth strategy composite.

Comment 12.    With regard to footnote (1) to the small-cap growth strategy composite and the small-cap value strategy composite regarding excluded accounts, please provide more detail as to why the referenced accounts were excluded. Please represent in your disclosure that the exclusion of the accounts would not materially affect performance or cause it to be misleading. Please provide this information directly to the examiner via email prior to the effective date of PEA No. 39, as well as in your response filed on EDGAR.

Response:    Accounts were excluded from the small-cap growth and small-cap value strategies primarily for three reasons: (1) a client terminated its account with Fuller & Thaler, (2) an account remained under Fuller & Thaler’s management but the mandate changed (e.g., from a growth to a core strategy), and (3) an account had sufficient restrictions such that the Adviser deemed it non-discretionary from a GIPS perspective. Accordingly, the Registrant has added the following disclosure to the footnote for the small-cap growth strategy composite, as referenced above: “Accounts are excluded from a composite so that a composite remains representative of a strategy; the exclusion is intended to prevent a composite from being misleading.”

Comment 13.    Please provide the completed performance composites for the small-cap growth strategy and the small-cap value strategy prior to the effective date of PEA No. 39. This information can be provided directly to the examiner via email.

Response:    The requested information has been provided and has been incorporated into the Fuller & Thaler Funds’ prospectus.

Statement of Additional Information

Comment 14.    In the section titled “Investment Management,” under sub-section “(D) The Portfolio Managers - Compensation,” please disclose the specific periods over which long-term and near-term performance is measured for cash/discretionary bonus. Please also disclose whether the cash/discretionary bonus is before or after taxes. Lastly, please name any benchmark used to measure performance as described in Item 20b of the N-1A form instructions, as follows: “For example, if compensation is based solely or in part on performance, identify any benchmark used to measure performance and state the length of the period over which performance is measured.”

Response:    The disclosure has been amended as appropriate.

If you have any additional questions, or need additional information, please contact me at 513-587-3447.

Sincerely,

/s/ Tiffany R. Franklin

Tiffany R. Franklin
Secretary

cc:	Mr. Brandon Kipp, Chief Compliance Officer

5